-----------------------------------------------------[EDP GRAPHIC][ESCELSA LOGO]


Introduction

ESCELSA is a publicly held corporation controlled by the EDP Group (Eletricidade de Portugal S.A.), through IVEN S.A. ESCELSA's corporate purpose is the production, transmission, distribution and marketing of electrical energy, through a federal concession. The Company's activities are regulated by ANEEL (the National Electrical Energy Agency), connected to the Ministry of Mining and Energy.


ESCELSA's activities in the state of Espirito Santo cover 70 of the 78 municipalities within the 41,372 km(2) of its concession area, representing 90% of the total area of the state.


ESCELSA is also the majority stakeholder in the following companies:


a) MAGISTRA PARTICIPACOES S.A, which has majority control of EMPRESA ENERGETICA DE MATO GROSSO DO SUL S.A. - ENERSUL (the company granted a concession to provide electric generation, transmission and distribution services in the state of Mato Grosso do Sul) and holds 100% of CASTELO ENERGETICA S.A. - CESA (a company which engages in activities related to hydroelectric resources, thermal generation and the exploration of transmission lines).
b) TV A CABO VITORIA S.A. - TVIX, which is currently not operating, but engaged in activities related to pay-TV and related services for residential communities in the municipalities of Vitoria and Vila Velha, in the state of Espirito Santo.
c) ESCELSA PARTICIPACOES S.A. - ESCELSAPAR, a company that provides various information technology services.



Share Performance

                           [SHARE PERFORMANCE CHART]



                                        2

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Performance






                                                 ===================================================================================
                                                               PARENT COMPANY                  CONSOLIDATED
                                                 ===================================================================================
                                                     Second      Second       Fourth       Second         Second         Fourth
                                                     Quarter     Quarter     Quarter       Quarter        Quarter        Quarter
                                                      2004        2003         2003          2004          2003           2003
                                                 ===================================================================================
FINANCIAL INFORMATION
(In thousands of reais)
  Gross operating revenues                           745.646      634.393      374.270    1.198.484        979.804      604.221
  Net operating revenues                             496.654      442.854      248.470      829.244        703.249      419.139
  Income from operations                              82.239       58.600       38.997      152.843         98.217       81.168
  Loss for the period                               (33.484)      183.260       12.057     (33.484)        183.260       12.057
  EBITDA(1)                                          112.506       87.932       54.092      219.673        156.361      114.081
  Total Assets (*)                                 2.668.437    2.557.287    2.648.369    3.619.411      3.477.019    3.612.377
  Shareholders' equity                               324.446      406.282      369.986      324.445        406.282      369.986
  Shares outstanding(number)                       4.550.833    4.550.833    4.550.833            -              -            -
   Book value per share (Reais)                           71           89           81            -              -            -
   Common stock price per share (Reais)                   81           33           86            -              -            -
   Market capitalization                             370.665      150.177      391.371            -              -            -
INDICATORS
   Operating margin (%)                               16,56%       13,23%       15,70%        0,00%         13,97%       19,37%
   EBITDA margin (%)                                  22,65%       19,86%       21,77%        0,00%         22,23%       27,22%
   Personnel expenses plus third party
      services/net oper.revenues (%)                  11,31%       10,93%       11,14%        0,00%         12,83%       11,88%
   Energy losses (%) (**)                                 12           12           12            -              -            -
   DEC-Equivalent Outage Duration per
      Customer (hours) (**)                               11           12           12            -              -            -
   FEC-Equivalent Outage Frequency per
      Customer (number) (**)                              10           10           10            -              -            -
   TMA-Average Service Response
      Time (minutes) (**)                                136          117          131            -              -            -
   Number of customers per employee (**)                 758          718          753          713            674          704
MARKET (**)
  Energy Sales - MWh                                   1.145        1.199        1.136            -              -            -
  Maximum demand - MWh/h                           2.799.662    2.957.197    1.428.143    4.236.190      4.374.244    2.153.735
  Number of customers                                978.167      966.316      979.260    1.603.848      1.572.339    1.598.026
HUMAN RESOURCES
  Number of employees (**)                             1.290        1.345        1.301        2.248          2.333        2.271
  Number of trainees (**)                                 35           40           33           72             72           57
  Personnel expenses (thousands of reais)             37.166       33.244       18.244       67.800         59.679       32.810
  Personnel expenses plus third party
    services (thousands of reais)                     56.192       48.425       27.688      102.340         90.199       49.799
                                                 ===================================================================================


---------------------------------------------------------------------------
(1)EBITDA=Income from operations plus depreciation and amortization
(*) The Balance in the 1st Quarter of 2003 was reclassified in order to reach the same standard of comparison
(**) Unaudited
(***) Reclassified

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                                       3


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Market
Energy Requirements

                                                                                                                               MWh
                                                               Self Generation                                     Wholesale
                                                                                    15,3%                                      3,6%
The energy requirements of the ESCELSA system were                 621.212                                          147.588
3,294,153 MWh (consumer energy load), representing a
decrease of 4.1% compared to the previous year, which       Purchased from FURNAS                                    Retail
had been 3,438,049 MWh.                                                             43,7%                                     65,5%
Total energy (consumer energy load + free energy) was            1.768.897                 ENERGY REQUIREMENTS    2.652.074
4,049,434 MWh, representing a decrease of 0.84%
compared to the previous year, which had been 4,083,771     Purchased from ITAIPU                                    Market
MWh.                                                                                22,0%       4.049.434                     69,1%
                                                                   890.292                                        2.799.662
To satisfy the demand of its own market, ESCELSA used
621,212 MWh of its own generation and 12,672,941 MWh        Purchased from Others                        Losses and differences
purchased from other companies.                                                      0,3%                                     12,2%
                                                                    13.752                                          494.491
Maximum system demand in 2004 was 1,145 MWh/h,
representing a decrease of 4 50% compared to the             Transport of Energy                          Transport of Energy
                                                                                    18,7%                                     18,78%
                                                                   755.281                                          755.281


Energy Sold



                                                                  MWh
======================================================================
                  PARENT COMPANY                    CONSOLIDATED        Energy sold in the second quarter of 2004 was 2,799,662 MWh, while sales during the same period last year reached
======================================================================= 2,957,197 MWh, thus representing a decrease of 5.3%
                2nd Quarter 2004             2nd Quarter 2004
               ================== % Change  ================  % Change  This decrease, in the residential sector, was due to reduced
                 2004      2003               2004     2003             consumption as the result of climactic conditions in the
======================================================================= concession area, where average temperatures were milder than
Retail:                                                                 normal. This decrease in the rural sector was due to heavy
Residential    618.530   636.359     -2,8%  1.079.933 1.083.816  -0,4%  rains that reduced irrigation activities.
Industrial     1.222.209 1.334.977   -8,4%  1.512.412 1.654.259  -8,6%
Commercial     397.466   394.163      0,8%  688.925   672.167     2,5%  In the industrial sector, this decrease was due to some
Rural          157.995   186.399    -15,2%  318.360   330.845    -3,8%  consumers' seeking energy on the open market. In the absence
Other          255.874   254.120      0,7%  480.334   466.363     3,0%  of these customers in 2003 and 2004, the market grew 3.9% in
               ======================================================== the industrial sector, and the variation of the global
               2.652.074 2.806.018   -5,5%  4.079.964 4.207.450  -3,0%  market would be nil. It should be noted that drops in
Wholesale      147.588   151.179     -2,4%  156.226   166.794    -6,3%  consumption reduce revenues from supply and expenses related
======================================================================= to purchasing energy, and are offset by an increase in
TOTAL          2.799.662 2.957.197   -5,3%  4.236.190 4.374.244  -3,2%  revenues from the use of the distribution system.
=======================================================================


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                                        4


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
Profile of Customers

There was a change in the industrial
class of customers, compared to the             ========================================================================
same period in 2003, primarily due to                              PARENT COMPANY                    CONSOLIDATED
the fact that some customers opted for          ========================================================================
other electrical energy suppliers.                                                    2nd Quarter
                                                ========================================================================
                                                                             2004                        2003
                                                ========================================================================
                                                                                           %
                                                ========================================================================
[PIE GRAPHS]                                                     As a % of       As a % of     As a % of      As a % of
                                                                Sales Volume      Revenues    Sales Volume    Revenues
                                                ========================================================================
                                                Retail:
                                                Residential         22,09          33,94          21,52          35,27
                                                Industrial          43,66          30,74          45,14          28,54
                                                Commercial          14,20          18,69          13,33          18,67
                                                Rural                5,64           5,44           6,30           6,29
                                                Other                9,14           8,38           8,59           8,28
                                                                ========================================================
                                                                    94,73          97,19          94,89          97,05
                                                Wholesale            5,27           2,81           5,11           2,95
                                                ========================================================================
                                                Total              100,00         100,00         100,00         100,00
                                                ========================================================================


Number of Customers                             ============================================================================
                                                                     PARENT COMPANY                CONSOLIDATED
                                                ============================================================================
 At the end of the month of June 2004,                              2nd Quarter                    2nd Quarter
 the number of customers was 978,167,                           ==================     %    ========================   %
 representing an increase of 1.2% over                             2004    2003      Change    2004         2003     Change
 the same period last year.                     ============================================================================
                                                Retail:
                                                 Residential     772.268  764.935     1,0%  1.286.283    1.262.118     1,9%
                                                 Industrial       10.615   10.923    -2,8%     15.044       15.545    -3,2%
                                                 Commercial       86.100   85.058     1,2%    139.877      137.763     1,5%
                                                 Rural           100.259   96.564     3,8%    146.887      141.493     3,8%
                                                 Other             8.923    8.834     1,0%     15.753       15.415     2,2%
                                                ============================================================================
                                                                 978.165  966.314     1,2%  1.603.844    1.572.334     2,0%
                                                Wholesale              2        2        -          4            5   -20,0%
                                                ============================================================================
                                                Total            978.167  966.316     1,2%  1.603.848    1.572.339     2,0%
                                                ============================================================================



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                                       5
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Performance Indicators

DEC - Equivalent Outage Duration per Customer                                 TMA - Average Service Response Time

Indicator measuring the average time that each customer                       Indicator measuring the average time elapsed between
remains without the supply of electrical energy.                              the receipt of complaints regarding the interruption
                                                                              of service and its reestablishment.
For the period ended June 30, 2004, the DEC was 11.27 hours,
while the DEC for the same period last year was 12.02 hours,                  On June 30, the TMA was 136 minutes, while the TMA for
representing an improvement of 6.25%.                                         the same period last year was 117 minutes.


[DEC BAR CHART]                                                               [TMA BAR CHART]


FEC - Equivalent Outage Frequency per Customer                         Energy Losses

Indicator measuring the average number, per customer, of               Energy losses increased 6.35% in the last twelve months,
interruptions in the supply of electrical energy.                      from 11.66%, on June 30, 2003, to 12.40% on June 30, 2004.

For the quarter ended June 30, 2004, the FEC was 10.26, compared       The Company has been developing works to reduce losses,
to 9.95 for the same period last year, thus representing a             most notably those of a commercial origin.
decline of 3.11%.

[FEC BAR CHART]                                                               [LOSSES BAR CHART]

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                                        6


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Economic-Financial Aspects

Service Result


                                                   =================================================================================
   At the end of the first half of 2004,                                       PARENT COMPANY               CONSOLIDATED
   results related to electric energy services     =================================================================================
   reached R$ 82,240 thousand, compared to                                       2nd Quarter                2nd Quarter
   R$ 58,600 thousand for the same period last                              ===================   %     ====================   %
   year. This result led to EBITDA of                                          2004      2003   Change    2004     2003    Change
   R$ 112,506 thousand, equivalent to an EBITDA    ================================================================================
   margin of 22.65%. The principal components      Gross operating revenues  745.646   634.393   0,18  1.198.431   979.804  22,3%
   of the service result were the following:
                                                   Deductions from
                                                     operating revenues:    (248.992) (191.539)  30,0%  (369.240) (276.555) 33,5%
                                                   Net operating revenues    496.654   442.854   12,1%   829.244   703.249  17,9%
                                                   Operating Expenses       (414.415) (384.254)   7,8%  (676.401) (605.032) 11,8%
                                                   Income from operations     82.239    58.600   40,3%   152.843    98.217  55,6%
                                                   Operating Margin - %       16,56%    13,23%   25,1%    18,43%    13,97% 31,97%
                                                   EBTIDA                    112.506    87.932   27,9%   219.673   156.361  40,5%
                                                   EBITDA margin              22,65%    19,86%  14,09%    26,49%    22,23% 19,14%
                                                   ================================================================================



Operating Revenue


Gross operating revenues for the first half of     ============================================================================
2004 were R$ 745,646 thousand, representing a                                            PARENT COMPANY       CONSOLIDATED
17.53% increase over the same period last year.                                      ==========================================
The following factors contributed to this: i)                                                        2nd Quarter
an increase in supply revenues and the supply                                        ==========================================
of electrical energy, which reached R$ 80,519                                            2004       2003      2004     2003
thousand --13.9% higher than the previous year,                                      ==========================================
despite negative market growth of 5.3%, offset     Retail:
by a tariff readjustment of 17.3% in August 2003;  Residential                         224.104    198.813    382.867   323.998
ii) an increase in the emergency capacity charge;  Industrial                          204.839    164.417    216.667   178.924
iii) an increase in the tariff related to the use  Commercial                          124.584    107.305    266.086   215.208
of the transmission and distribution system and    Rural                                27.904     27.794     58.452    51.218
the number of free customers, whose tariff was     Other                                53.363     45.572     99.575    80.600
readjusted in August 2003, contributing to the     Unbilled revenues                    10.812     23.071     47.778    40.005
maintenance of margins. The reduction in other                                       ==========================================
revenues was due to a settlement agreement signed                                      645.606    566.972  1.071.425   889.953
in March 2003 with one customer for the payment    Wholesale:
of a legal claim.                                  Other distributors                   13.817     12.531     15.694    14.798
                                                   Short-term                              493       (106)       493    (2.758)
Net operating revenues in the first half of 2004                                     ==========================================
totaled R$ 496,654 thousand --12.15% higher than                                        14.310     12.425     16.187    12.040
the same period last year. The breakdown of                                          ==========================================
customers, per class, is as follows:               Provision and Supply                659.916    579.397  1.087.612   901.993
                                                                                     ==========================================
                                                   Regulatory charge                    36.503     22.478     51.890    31.721
                                                   Use of Distribution System           45.044     18.259     48.643    19.327
                                                   Other operating revenues              4.183     14.259     10.286    26.763
                                                                                     ==========================================
                                                   Gross operating revenues            745.646    634.393  1.198.431   979.804
                                                   (-) Operating revenues deductions  (248.992)  (191.539)  (369.240) (276.555)
                                                                                     ==========================================
                                                   Net operating revenues              496.654    442.854    829.191   703.249
                                                   ============================================================================


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                                       7



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Purchased Energy




=================================================================================
                                               PARENT COMPANY      CONSOLIDATED
                                           ======================================  The reduction in amounts related to Furnas/
                                                         2nd Quarter               Tractebel was  due to the fact that ESCELSA
                                           ======================================  signed new contracts with other suppliers, thus
                                                2004     2003     2004    2003     achieving a 25% savings. The reduction in the
=================================================================================  amount related to Itaipu was due to ANEEL's
FURNAS / TRACTEBEL                             93.264  110.498  129.349  155.155   approval of the CVA account, within 24 months, as
ITAIPU                                         81.995   86.830  131.489  122.311   of August 2004.
Other suppliers                                44.214    4.369   38.424   21.917
Transport from FURNAS                           4.264    3.267   29.090    4.599
Connection cost and grid                       44.572   32.766   78.043   52.926
General agreement of energy sector and CVA     (2.521)   6.742     (211)   1.262
Other                                              57      378        -      899
                                           ======================================
Total                                         265.845  244.850  406.184  359.069
=================================================================================



Operating Costs

   Operating costs. which include expenses plus RGR quotas (global reserve for reversion quotas), reached R$ 422,257 thousand in the first half of 2004, compared to R$ 392,278 thousand during the same period last year, representing an increase of 7.6%.



   The Company's controlled costs decreased 6.6%, from R$ 116,176 thousand on June 30, 2003, to R$ 108,528 thousand on June 30, 2004. Depreciation increased 3.2%. The principal variations were as follows:



   a) Personnel - cost increase due to the repercussions from the adjustment made in August 2003, the Company compensation policy, and the collective bargaining agreement of November 2003, comparing amount of transference of cost to investments;
   b) Materials - increase in the use of materials for the renovation of transformers;
   c) Third-party services - increase in costs related to cuts, consumer unit inspections, reconnections, call center services, reading and delivery of billing statements and maintenance of transmission lines and distribution network;
   d) Provision for Contingencies - R$ 3,854 thousand was set aside for potential judgments related to labor, tax and civil litigation;
   e) Others - the reduction in this account is due to smaller provisions for doubtful accounts, a reduction in the amount of the energy conservation program, service rendered and rental of software, offset by an increase in the account related to the rationing program, the costs of which were included in the tariff.



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                                        8


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The Company's non-controlled operating costs increased 13.6%, the principal of which include an increase in expenses related to purchased energy, costs of connection to the basic grid, collections for the Energy Development Account
(CDE), created in 2003, and the costs of the Electrical Energy Rationing Program, included in tariffs.







================================================================================
                                                 PARENT COMPANY
                                 ===============================================
                                                  2nd Quarter
                                 ===============================================
                                         2004             2003           Change
                                 ======================================
                                  R$ thousand   %   R$ thousand    %
================================================================================
Controlled Costs:
Personnel                              37.166   8,8%    33.244     8,5%   11,8%
Materials                               4.807   1,1%     3.603     0,9%   33,4%
Third party services                   19.026   4,5%    15.181     3,9%   25,3%
Provision for contingencies             3.854   0,9%    13.109     3,3%  -70,6%
Other                                  13.409   3,2%    21.707     5,5%  -38,2%
                                 ===============================================
                                       78.263  18,5%    86.844    22,1    -9,9%
                                 ===============================================
Depreciation                           30.267   7,2%    29.332     7,5%    3,2%
                                 ===============================================
TOTAL CONTROLLED COSTS                108.529  25,7%   116.176    29,6%   -6,6%
                                 ===============================================
Non-controlled costs:
Energy purchased                      265.845  63,0%   244.850    62,4%    8,6%
CCC                                    21.387   5,1%    21.070     5,4%    1,5%
Financial compensation                  1.610   0,4%     1.518     0,4%    6,1%
ANEEL regulation charge                   866   0,2%       640     0,2%   35,3%
RGR                                     7.843   1,9%     8.024     2,0%   -2,3%
Energy Rationing Program                2.434   0,6%         -               -
Energy Development Account             13.744   3,3%         -               -
                                 ===============================================
TOTAL NON-CONTROLLED COSTS            313.729  74,3%   276.102    70,4%   13,6%
                                 ===============================================
TOTAL                                 422.258 100,0%   392.278   100,0%    7,6%
================================================================================


Financial Result


  The financial result for the first half of 2004 was negative R$ 153,809 thousand, compared to a positive figure of R$ 225,790 thousand for the same period last year. The negative result for the first half was due to the devaluation of the Brazilian Real in relation to the U.S. dollar, whereas during the same period last year, the appreciation of the Real resulted in exchange gains. The financial result decreased as the result of lower levels of investment.


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                                        9


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2Q04 Result




    Losses of R$ 33,483 thousand in the first half of 2004 were due to financial results, in part offset by the positive results of the stakeholding in MAGISTRA in the amount of R$ 19,122 thousand, as well as the reversion of provisions related to IRPJ and CSSL taxes, since there were negative bases for both of these



Available Resources


    ESCELSA had available resources, on June 30, 2004, on deposit with banking institutions or invested in the financial market, in the amount of R$ 225,351 thousand and the consolidated figure of R$ 237,287 thousand, as shown below:






                                        ======================================================
                                            PARENT COMPANY                CONSOLIDATED
                                        ======================================================
                                                             2nd Quarter
==============================================================================================
Investments in Reais:                   R$ thousand   US$ thousand  R$ thousand  US$ thousand
                                        ======================================================
Cash and banks                                15.798            -        17.193             -
Certificates of deposit                        2.580            -         4.991             -
Investment funds                               4.889            -        11.517             -
Others                                           110            -         1.612             -
                                        ======================================================
Total investments in Reais                    23.377            -        35.313             -

Investments in U.S. dollars:
Dollar-indexed bonds - NBC's                 201.974       64.996       201.974        64.996
                                        ======================================================
Total investments in U.S. dollars            201.974       64.996       201.974        64.996
                                        ======================================================
Total available resources                    225.351       64.996       237.287        64.996
==============================================================================================



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Loans and Financing





==============================================================================================
                                     PARENT COMPANY
==============================================================================================
                                            AMORTIZATION               jun/04
                                AVERAGE    ==================================================
                                ANNUAL      TYPE PERIOD MM/YY    and     Current    Long-Term
                                INTEREST    (*)                 Other
                                 RATE                          Charges
                              ================================================================
Local Currency:
ELETROBRAS                    5,0% - 7,0%   M     05/99 to           -    1.948         3.613
                                                  08/07
BNDES                         TJLP + 3.8%   M     10/99 to         929   40.470        63.713
                                                  10/10
BNDES-Perdas Racionamento      SELIC+1,0%   M     03/02 to           -   50.069       126.592
                                                  01/06
Conta Garantida e Operacoes    CDI+1,75%,   M     11/02 to           -   45.585             -
  Comp                                            03/05
                                                                     -   42.785             -
                                                                     -        -             -
==============================================================================================
Total Local Currency:                                              929  180.857       193.918
==============================================================================================
Foreign Currency:
Senior Notes                  10,0%+V.CAMBIAU        7/7        61.380        -     1.339.202
BNDES                         3,5%+UMBNEDE  M     09/01 to         171   12.285        13.215
                                                 10/10
                              ================================================================
Total Foreign Currency:                                         61.551   12.285     1.352.417

==============================================================================================
TOTAL                                                           62.480  193.142     1.546.335
==============================================================================================


==============================================================================================
                                  CONSOLIDATED
=============================================================================================
                                            AMORTIZATION               jun/04
                                AVERAGE    ==================================================
                                ANNUAL      TYPE PERIOD MM/YY    and     Current    Long-Term
                                INTEREST    (*)                 Other
                                 RATE                          Charges
                              ===============================================================
Local Currency:
ELETROBRAS-ESCELSA            5,1% - 7,0%   M   05/99 to            -    1.948      3.613
                                                08/07
ELETROBRAS - ENERSUL          6,0%-12,0%    M   12/97 to          170   12.433     33.209
                                                05/22
BNDES - ESCELSA               TJLP + 3,8%   M   10/99 to          401   40.470     63.713
                                                10/10
BNDES - MAGISTRA              TJLP + 4,0%   S   11/99 to          246   21.020          -
                                                11/04
BNDES - ENERSUL               TJLP + 3,8%   M   09/01 to          200   13.968     37.250
                                                02/08
BNDES - ENERSUL               TJLP + 4,0%   M   02/00 to            -        -          -
                                                04/04
BNDES-Perdas Racionamento     SELIC+1,0%    M   03/02 to          880   62.780    198.010
                                                12/08
BNDES-CVA.                    SELIC+1,0%                          193   14.016     13.603
BNDES-ALFA                    TJLP + 4,00%  M   10/01 to           94    5.859     17.574
                                                09/07
BNDES - CESA                  TJLP + 4,5%   M   07/04 to          135    4.058     28.398
                                                07/12
BCO BRASIL - FCO                 0,112      M   11/04 to          572    1.944     28.056
                                                11/13
CONTA GARANTIDA               DI+1,85%,     M   11/02 to           50  108.370          -
                               110% E           12/03
FUNDACAO ENERSUL               10%+INPC     M   07/98 to          112    3.458     15.534
                                                11/13
OUTROS                          0,0135      M   05/00 to            -        -      1.225
                                                06/09
                              ===============================================================
Total Local Currency:                                           3.053  290.324    440.185
                              ===============================================================
Foreign Currency:
SENIOR NOTES                  10%+V.CAMBIAL U       7/7        61.380        -  1.339.202
BRADESCO (*)                  6,50%a6,9%    M   11/02 to          426    6.828          -
                                                11/04
UNIBANCO (*)                  2,40%-5,00%   U       3/6            73    7.523      5.642
EUROPEAN INVEST BANK          LIBOR+4,0%-       12/02 to          141    9.153     28.137
                               5,O0%            03/09
STN-DMLP                      LIBOR+4,5%-       10/96 to          406    3.461     37.777
                                8,2%            04/24
BBA FMO (*)                      0,089      S   03/02 to          290    5.448      6.056
                                                09/07
BNDES-ESCELSA                 3,5%+UMBNDES  M   09/01 to          171   12.285     13.215
                                                10/10
BNDES-ENERSUL                 4%+UMBNDES    M   04/03 to          140    1.395      4.881
                                                10/07
BNDES-CESA                    4,5%+UMBNDES  M   07/04 to          198      964      7.459
                                                07/12
ITAU-BBA (*)                     0,04       U       3/5           378   41.367          -
BBV-BRADESCO (*)                0,1155      M   12/03 to          559    7.743      3.226
                                                11/05
                              ===============================================================
Total Foreign Currency:                                        64.162   96.167  1.445.595
                              ===============================================================
Long-term
BRADESCO (*)                    11,55%      M   12/03 a             -        -        233
                                                11/05
UNIBANCO (*)                  2,4% to 5,0%  M       03/06           -        -         55
                              ================================================================
TOTAL                                                          67.215  386.491  1.886.068
==============================================================================================

-------------------------------------------------------------------------------\

-----------------------------------------------------[EDP GRAPHIC][ESCELSA LOGO]


Debt Maturity Schedule


======================================================================================================
                                PARENT COMPANY                                CONSOLIDATED
                      ================================================================================
      MATURITY                                              TYPE
                      ================================================================================
                          Local        Foreign       Total      Local       Foreign         Total
======================================================================================================
Current
2004                       77.929         6.038        83.967   141.391         30.586       171.977
2005                      102.928         6.247       109.175   148.933         65.581       214.514
                      ================================================================================
                          180.857        12.285       193.142   290.324         96.167       386.491
Long-Term

2005                       48.706         6.246        54.952    83.153         23.648       106.801
2006                       75.309         4.580        79.889   134.761         23.484       158.245
2007                       58.682     1.339.825     1.398.507   115.623      1.356.131     1.471.754
2008                        4.106           623         4.729    49.023          9.146        58.169
2009                        4.066           623         4.689    15.252          4.289        19.541
2010                        3.048           521         3.569    14.234          3.568        17.802
2011                            -             -             -    11.186          3.047        14.233
2012                            -             -             -     8.099          2.080        10.179
2013                            -             -             -     4.315            941         5.256
After 2013                      -             -             -     4.539         19.261        23.800
                      ================================================================================
                          193.917     1.352.418     1.546.335   440.185      1.445.595     1.885.780
                      ================================================================================
Total                     374.774     1.364.703     1.739.477   730.509      1.541.762     2.272.271
======================================================================================================

--------------------------------------------------------------------------------

-----------------------------------------------------[EDP GRAPHIC][ESCELSA LOGO]




Balance Sheets (In thousands of Brazilian reais)




=====================================================================================================================
                                                       PARENT COMPANY                        CONSOLIDATED
ASSETS                                           ====================================================================
                                                   jun/04      jun/03     mar/04      jun/04    jun/03      mar/04
=====================================================================================================================

CURRENT:                                           501.815     504.427   507.632     832.296    802.802     848.162
                                                =====================================================================
Cash and banks                                      15.798       4.465     8.361      17.193      5.966      11.472
Accounts receivable                                237.150     257.785   254.744     462.098    447.326     471.261
Other accounts receivable                           14.009      24.855    10.159       9.625      8.474      14.027
Deferred income and social contribution taxes            -           -    13.265      26.705     42.028      31.789
Taxes credits                                            -           -         -       7.608          -       7.608
Allowance for doubtful accounts                   (21.796)    (30.584)  (22.641)    (41.908)   (45.443)    (42.173)
Material and supplies                                2.666       3.364     2.593       4.628      5.540       4.365
Marketable securities                              209.553     240.048   200.500     220.094    250.608     218.677
Escrow deposits                                          -       1.266        33           -      1.266          33
Other credits - UTE Campo Grande                         -           -         -      45.750     48.824      49.446
Other credits                                       13.863       8.807    14.775      21.459     15.899      24.775
Prepaid expenses                                    30.572     (5.579)    25.843      64.044     22.314      56.882
                                                         -           -         -           -          -           -
                                                =====================================================================
LONG-TERM:                                         503.050     456.928   471.519     924.323    823.496     908.361
                                                =====================================================================
Accounts receivable                                138.803     157.529   139.222     243.741    245.769     257.345
Recoverable taxes                                  143.201     122.789         -           -          -           -
Affiliates and subsidiaries                          2.012       1.980     2.649      79.643     72.053      77.713
Escrow deposits                                    110.082      81.410   106.656     155.003    114.738     148.059
Debt issuance costs                                  1.537       2.306     1.729       1.537      2.305       1.729
Deferred income and social contribution taxes            -           -   121.299     270.881    235.711     250.105
Other credits - low income consumers                     -           -         -           -     12.378           -
Other credits                                       10.852      15.445    10.324      19.486     17.231      20.834
Prepaid expenses                                    96.563      75.470    89.640     154.032    123.311     152.576
                                                         -           -         -           -          -           -
                                                ======================================================================
PERMANENT:                                       1.663.572   1.595.932 1.669.218   1.857.792  1.850.721   1.855.854
                                                ======================================================================
Investments                                        919.596     852.570   924.272     354.775    374.275     358.389
Property, plant and equipment, net                 743.975     743.362   744.946   1.503.017  1.476.446   1.497.465
Deferred                                                 -           -         -           -          -            -

======================================================================================================================
TOTAL                                            2.668.437   2.557.287 2.648.369   3.619.411  3.477.019    3.612.377
======================================================================================================================


--------------------------------------------------------------------------------

-----------------------------------------------------[EDP GRAPHIC][ESCELSA LOGO]


Balance Sheets
(In thousands of Brazilian reais)


=======================================================================================================================
       LIABILITIES AND                                 PARENT COMPANY                        CONSOLIDATED
     SHAREHOLDERS' EQUITY                        ======================================================================
                                                   jun/04      jun/03     mar/04      jun/04    jun/03      mar/04
=======================================================================================================================

CURRENT                                            475.536     431.395   489.068     816.877     732.570     827.066
                                                 ======================================================================
Suppliers                                           93.529      89.810    99.776     151.401     141.560     160.621
Payroll                                              2.499       1.850     4.726       3.034       3.446       5.348
Accrued interest and fees                           62.480      62.985    27.377      67.215      73.865      33.498
Loans and financing                                193.142     167.635   229.350     386.491     349.321     412.569
Accrued taxes and social contributions              35.481      69.705    38.066      92.396      99.402      60.599
Dividends                                           42.041          21    42.041      42.053          33      42.053
Post retirement benefits                             2.090       1.652     3.459       2.090       1.652       3.459
Accrued obligations                                 10.940      10.170     8.035      21.856      19.834      16.402
Regulatory charges                                   8.431       6.429    10.884      18.897      15.094      18.604
Provision for contingencies                              -           -         -           -           -           -
Other accounts payable                              24.903      21.140    25.354      31.444      28.363      73.913
                                                 ======================================================================
LONG - TERM                                      1.868.455   1.719.610  1.789.315  2.308.337   2.183.975   2.244.984
                                                 ======================================================================
Suppliers                                           60.055      57.602    55.362      80.565      82.132      78.553
Interest on loans and financing                          -           -         -         288           -         217
Income and social contribution taxes                42.170         (0)         -           -           -           -
Loans and financing                              1.546.335   1.477.194  1.474.318  1.885.780   1.864.652   1.833.134
Post retirement benefits                            30.253      28.212    30.253      30.253      28.212      30.253
Deferred income taxes                                    -           -    45.873      59.696           -      60.677
Affiliates and subsidiaries                            103          68        50           -         133           -
Provision for contingencies                        153.801     129.996   149.454     214.061     178.466     206.086
Other accounts payable                              35.738      26.539    34.005      37.694      30.380      36.064

MINORITY INTEREST                                        -           -         -     169.752     154.192     170.341
                                                 ======================================================================
SHAREHOLDERS' EQUITY                               321.058     402.894   366.599     321.058     502.895     366.599
                                                 ======================================================================
Capital stock                                      153.947     153.947   153.947     153.947     153.947     153.947
Capital reserves                                    65.688      65.688    65.687      65.687      65.688      65.687
Legal reserves                                       8.846           -         -           -           -           -
Income reserves                                    126.061           -   134.908     134.908           -     134.908
Loss                                              (33.483)     183.260    12.057    (33.484)     183.260      12.057

Credits for capital increase                         3.387       3.387     3.387       3.387       3.387       3.387
                                                 ======================================================================
                                                   324.445     406.282   369.986     324.445     406.282     369.986
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       2.668.437   2.557.287 2.648.369   3.619.411   3.477.019   3.612.377
=======================================================================================================================


--------------------------------------------------------------------------------

-----------------------------------------------------[EDP GRAPHIC][ESCELSA LOGO]


Balance Sheets (In thousands of Brazilian reais, except income per share)


==============================================================================================================================
                                                            PARENT COMPANY                        CONSOLIDATED
     STATEMENTS OF INCOME                        =============================================================================
                                                   jun/04      jun/03       mar/04      jun/04        jun/03      mar/04
==============================================================================================================================

OPERATING REVENUES:                              745.646      634.393       374.270     1.198.484       979.804       604.221
                                              ================================================================================
  Electricity sales to final customers           645.606      566.972       324.089     1.071.425       889.953       540.024
  Contingency fee                                 36.502       22.478        19.785        51.890        31.721        28.131
  Electricity sales to distributors               14.310       12.425         7.082        16.187        12.040         8.262
  Use of transmission and distribution system     45.285       18.258        21.534        49.089        19.327        22.863
  Other revenues                                   3.942       14.260         1.780         9.893        26.763         4.941
                                              ================================================================================
Deductions from operating revenues:            (248.992)    (191.539)     (125.800)     (369.240)     (276.555)     (185.082)
                                              ================================================================================
  State value-added taxes - ICMS               (167.977)    (136.712)      (84.645)     (240.976)     (193.425)     (120.030)
  PIS and COFINS tax                            (36.666)     (24.293)      (17.320)      (61.255)      (37.504)      (29.212)
  Global reserve for reversion quota - RGR       (7.843)      (8.024)       (4.047)      (15.050)      (13.475)       (7.679)
  Contingency fee                               (36.502)     (22.478)      (19.785)      (51.890)      (31.721)      (28.131)
  Tax on services (ISSQN)                            (4)         (32)           (2)          (69)         (430)          (30)
                                              ================================================================================
  Net operating revenues                         496.654      442.854       248.470       829.244       703.249       419.139
OPERATING EXPENSES:                            (414.415)    (384.254)     (209.473)     (676.401)     (605.032)     (337.971)
                                              ================================================================================
  Electricity purchased for resale             (265.845)    (244.850)     (133.957)     (406.184)     (359.069)     (203.388)
  Depreciation and amortization                 (30.267)     (29.332)      (15.094)      (66.830)      (58.144)      (32.913)
  Personnel                                     (37.166)     (33.244)      (18.244)      (67.800)      (59.679)      (32.810)
  Material                                       (4.807)      (3.603)       (2.189)      (11.008)       (9.746)       (5.288)
  Third-party services                          (19.026)     (15.181)       (9.444)      (34.540)      (30.520)      (16.989)
  Fuel usage quota - CCC                        (21.387)     (21.070)      (10.693)      (32.020)      (32.916)      (15.474)
  Provision for contingencies                    (3.854)     (13.109)       (2.270)       (6.794)      (19.877)       (2.270)
  Other                                         (32.063)     (23.865)      (17.582)      (51.225)      (35.081)      (28.839)
                                              ================================================================================
INCOME FROM OPERATIONS                            82.239       58.600        38.997       152.843        98.217        81.l68
                                              ================================================================================
EQUITY IN SUBSIDIARIES                            19.122        3.787        16.869             -             -             -
FINANCIAL REVENUES:                               59.820       66.677        23.376        87.334       107.099        39.974
                                              ================================================================================
  Income from temporary cash investments          24.508       29.586      (15.423)        30.485        37.917         9.025
  Increase in overdue collections                 10.164        8.183      (43.926)        17.517        14.301         8.106
  Hedge                                                -      (2.176)        23.376             -       (2.176)             -
  Regulatory assets - SELIC                       24.014       23.173         6.320        32.064        45.172        20.813
  Other                                            1.134        7.911        53.029         7.268        11.885         2.030
                                              ================================================================================
FINANCIAL EXPENSES:                            (213.630)      159.113      (67.302)     (256.614)       119.435      (86.740)
                                              ================================================================================
Monetary variation - electricity purchase          (128)     (12.807)        11.876         (128)      (13.121)          (24)
  Monetary and exchange variation on loans      (99.009)      289.823      (67.302)     (107.172)       303.034      (10.231)
  and financing
  Interest on loans and financing               (95.683)     (95.889)           261     (121.907)     (138.606)      (63.330)
  Other                                         (18.809)     (22.014)      (12.137)      (27.407)      (31.872)      (13.155)
                                              ================================================================================
     FINANCIAL RESULTS                         (153.810)      225.790      (43.926)     (169.280)       226.534      (48.766)
     OPERATING PROFIT (LOSS)                    (52.449)      288.177        11.940      (16.437)       324.751        34.402
                                              ================================================================================
        NON-OPERATING REVENUES                       474          308           257         1.614           407            731
        NON-OPERATING EXPENSES                     (342)      (1.810)         (141)       (6.461)      (24.927)        (1.193)
                                              ================================================================================
NON-OPERATING INCOME(LOSS), NET                      132      (1.502)           117       (4.847)      (24.520)          (462)
INCOME(LOSS) BEFORE TAXES                       (52,317)      286.675        12.057      (21.284)     (300.231)       (33.940)
                                              ================================================================================
  Social contribution                              5.428     (26.387)             -         (177)      (30.578)        (3.856)
  Income tax                                      13.405     (77.028)             -       (4.320)      (89.238)       (10.669)
                                              ================================================================================
INCOME(LOSS) AFTER TAXES                          18.833    (103.415)             -       (4.497)     (119.816)       (14.525)
                                              ================================================================================
MINORITY SHARE IN PROFIT                               -            -             -       (7.703)         2.845        (7.358)
                                              ================================================================================
NET INCOME(LOSS) FOR THE PERIOD                 (33.484)      183.260        12.057      (33.484)       183.260         12.057
                                              ================================================================================
  Net Income(loss) per share - R$                 (7,36)        40,27          2,65             -             -              -
==============================================================================================================================



--------------------------------------------------------------------------------

-----------------------------------------------------[EDP GRAPHIC][ESCELSA LOGO]


Statements of Cash Flow
(In thousands of Brazilian reais)


===================================================================================================================================
                                                               PARENT COMPANY                        CONSOLIDATED
                                                    ===============================================================================
                                                       jun/04      jun/03        mar/04        jun/04        jun/03      mar/04
===================================================================================================================================

Net Income(loss) for the period                        (33.484)     183.260        12.057      (33.484)      183.260      12.057
  Adjustments to reconcile income to cash provided by
  operating act
                                                    ==============================================================================
Operating activities:                                   60.654      (26.436)       26.747      105.947         8.692      44.919
                                                    ===============================================================================
  Long term interest and monetary and exchange          89.156     (284.993)        5.630       83.244      (301.330)     (3.661)
  variation
  Equity in subsidiaries                               (19.122)      (3.787)      (16.869)           -            -           -
  Depreciation and amortization                         30.267       29.332        15.094       66.830        58.144      32.913
  Disposal of property, plant and equipment              1.547        1.441         1.451        2.645         2.434       2.345
  Sale of UTE Campo Grande                                   -            -             -        5.429        19.794         888
  Provision for contingencies                           11.653        2.927         7.306       17.400        11.835       9.425
  Regulatory assets                                          -            -             -            -       (11.028)          -
  Tariff readjustment                                        -            -             -      (28.254)           -      (21.155)
  Bonus foreign funding                                    384          384           192          384           384         192
  Post retirement benefits                              (1.481)        (390)         (112)      (1.481)         (390)       (112)
  Liabilities adjustments                                3.636        5.691         1.998        3.636         5.691       1.998
  Deferred income taxes                                (21.902)      39.699             -      (18.105)       43.304       2.671
  Remuneration on construction work in progress              -            -             -        7.703        (3.406)      7.358
                                                    ===============================================================================
Changes in current assets and liabilities:                 838       90.637       (10.411)     (12.391)       26.121     (17.694)
                                                    ===============================================================================
  Accounts receivable                                     (948)      19.777       (17.696)      (7.669)       (2.014)    (25.511)
  Other accounts receivable                             14.171       27.299         4.839       13.025        25.862       4.475
  Other credits-UTE Campo Grande                             -            -             -       (2.063)      (42.727)     (1.218)
  Other credits                                          2.816       45.931         1.169        3.343        44.545         248
  Prepaid expenses                                      (9.193)       6.087        (3.825)     (17.836)       (8.063)    (10.653)
  Suppliers                                              2.080      (14.930)        8.327          116       (13.797)      9.107
  Accrued taxes and social contributions                (4.552)         203        (1.967)       1.670        11.517       7.320
  Accrued obligations                                   (1.952)      (2.848)       (4.857)      (1.326)       (2.736)     (5.433)
  Regulatory charges                                     5.237        1.570         4.364        7.260         1.259       6.967
  Other                                                 (6.821)       7.548          (765)      (8.911)       12.275      (2.996)
                                                    ===============================================================================
  Change in non-current assets and liabilities:        (19.430)      11.427       (10.599)       3.353        15.336      (9.344)
                                                    ===============================================================================
  Accounts receivable                                    9.162        4.899         3.870       21.454        13.243       9.564
  Escrow deposits                                      (13.656)      (9.235)      (10.230)     (19.510)      (14.447)    (13.511)
  Affiliates and subsidiaries                            3.081        4.731         2.444        8.165           208         550
  Prepaid expenses                                     (17.343)     (11.446)      (10.420)      (9.746)      (12.957)     (9.218)
  Accrued taxes and social contributions                (4.805)           -        (1.101)      (2.083)           -       (1.101)
  Other credits - low income                                 -        4.940             -            -         6.340           -
  Other                                                  4.131       17.538         4.838        5.073        22.949       4.372
                                                    ===============================================================================
Net cash provided (use in) operating activities         40.062       75.628         5.737       96.909        50.149      17.881
                                                    ===============================================================================
Investing activities:
  Additions to property, plant and equipment           (27.644)     (22.504)      (12.340)     (73.081)      (59.841)    (32.087)
  Additions to investments                               4.160     (101.133)       (2.769)          (4)           2           -
  Additions to the Deferred account                          -            -             -            -            -           -
  Obligations related to the concession                  2.405        3.913         1.399        8.698         5.400       3.985
                                                    ===============================================================================
Net cash used in investing activities                  (21.079)    (119.724)      (13.710)     (64.387)      (54.439)    (28.102)
                                                    ===============================================================================
Financing activities:
  Loans and financing                                      203       (5.578)       47.920      (12.570)      (51.913)     50.576
  Accrued interest and fees                              4.040      (13.339)      (31.063)         152       (13.560)    (33.636)
  Dividends                                                  -            -             -       (1.372)         (291)       (441)
  Affiliates and subsidiaries                              105          (70)          (43)           -             -       5.316
                                                    ===============================================================================
Net cash provided by (used in) financing activities      4.348      (18.987)       16.814      (13.790)      (65.764)     21.815
Net increase(decrease) in cash and cash equivalents     25.331      (63.083)        8.841       18.732       (70.054)     11.594
                                                    ===============================================================================
  Cash and cash equivalents at the beginning of the    200.020      307.595       200.020      218.555       326.628     218.554
  period
                                                     ==============================================================================
  Cash and cash equivalents at the end of the period   225.351      244.512       208.861      237.287       256.574     230.148

===================================================================================================================================

-----------------------------------------------------[EDP GRAPHIC][ESCELSA LOGO]



Uncosolidated Statments of Income by Quarter
(in thousands of Brazilian reais)




                                                                             2004
====================================================================================================================================
                                                 1st Quarter 2nd Quarter 3rd Quarter 4th Quarter   Total   1(0) Trim.  2nd Quarter
====================================================================================================================================
NET OPERATING REVENUES                             248.470    248.184                             496.654   237.708    205.146
                                                 ===================================================================================
OPERATING EXPENSES:                               (209.473)  (204.942)                           (414.415) (184.664)  (199.590)
                                                 ===================================================================================
  Electricity purchased for resale                (133.957)  (131.888)                           (265.845) (122.881)  (121.970)
  Depreciation and amortization                    (15.094)   (15.172)                            (30.266)  (14.573)   (14.759)
  Personnel                                        (18.244)   (18.922)                            (37.166)  (15.817)   (17.426)
  Material                                          (2.189)    (2.618)                             (4.807)   (1.936)    (1.667)
  Third-party services                              (9.444)    (9.582)                            (19.026)   (7.783)    (7.398)
  Fuel usage quota - CCC                           (10.693)   (10.694)                            (21.387)  (10.522)   (10.548)
  Provision for contingencies                       (2.270)    (1.586)                             (3.856)     (140)   (13.861)
  Other                                            (17.582)   (14.480)                            (32.062)  (11.012)   (11.961)
  INCOME FROM OPERATIONS                            38.997     43.242                              82.239    53.044      5.556
EQUITY IN SUBSIDIARIES                              16.869      2.253                              19.122     3.327        460
FINANCIAL REVENUES                                  23.376     36.444                              59.820    60.952      5.725
FINANCIAL EXPENSES:                                (67.302)  (146.327)                           (213.629)    8.591    150.522
  Monetary variation - electricity purchase            (24)      (104)                               (128)   (7.091)    (5.716)
  Monetary and exchange variation on loans and      (8.484)   (90.525)                            (99.009)   74.488    215.335
  financing
  Interest on loans and financing                  (47.196)   (48.488)                            (95.683)  (50.486)   (45.403)
  Other                                            (11.599)    (7.209)                            (18.808)   (8.320)   (13.694)
  FINANCIAL RESULTS                                (43.926)  (109.883)                           (153.809)   69.543    156.247
NON-OPERATING INCOME(LOSS), NET                        117         15                                 132    (1.303)      (199)
INCOME(LOSS) BEFORE TAXES                           12.057    (64.373)                            (52.316)  124.611    162.064
  Social contribution and income tax                     -     18.833                              18.833   (42.485)   (60.930)
NET INCOME(LOSS) FOR THE PERIOD                     12.057    (45.540)                            (33.483)   82.126    101.134
====================================================================================================================================
EBITDA                                              54.091     58.414                             112.505    67.617     20.315
(+)Financial revenues                               23.376     36.444                              59.820    60.952      5.725
(+)Non-operating income (loss), net                    117         15                                 132    -1.303       -199
=Adjusted EBITDA                                    77.584     94.873                             172.457   127.266     25.841
CAPITAL EXPENDITURE                                 11.776     15.867                              27.643    12.327     11.022
TOTAL DEBT                                       1.731.045  1.801.957                           1.801.957 1.907.669  1.707.814
INTERES ON LOANS AND FINANCING                      47.196     48.488                              95.683    50.486     45.403
EBITDA margin                                       21,77%      23,54%                              22,65%    28,45%      9,90%
EBITDA/Interest on loans and financing (x)             1,1        1,2                                 1,2       1,3        0,4
Adjusted EBITDA margin                              31,22%      38,23%                              34,72%    53,54%     12,60%
Adjusted EBITDA/Interest on loans and financing        1,6        2,0                                 1,8       2,5        0,6
====================================================================================================================================





                                                   2003
=====================================================================================
                                                 3rd Quarter    4th Quarter    Total
=====================================================================================
NET OPERATING REVENUES                            228.189        272.654      943.697
                                                 ====================================
OPERATING EXPENSES:                              (201.234)      (238.040)   (823.528)
                                                 ====================================

  Electricity purchased for resale               (131.198)      (158.435)   (534.484)
  Depreciation and amortization                   (14.819)       (14.991)    (59.142)
  Personnel                                       (18.185)       (19.717)    (71.145)
  Material                                         (2.260)        (2.774)     (8.637)
  Third-party services                             (8.583)       (10.496)    (34.260)
  Fuel usage quota - CCC                          (11.512)       (10.694)    (43.276)
  Provision for contingencies                         121          9.360      (4.520)
  Other                                           (14.798)       (30.293)    (68.064)
  INCOME FROM OPERATIONS                           26.955         34.614     120.169
EQUITY IN SUBSIDIARIES                              9.539          6.119      19.445
FINANCIAL REVENUES                                 31.198         23.335     121.210
FINANCIAL EXPENSES:                               (92.349)       (44.667)     22.097
  Monetary variation - electricity purchase        (6.099)        10.642      (8.264)
  Monetary and exchange variation on loans and    (24.524)        13.827     279.126
  financing
  Interest on loans and financing                 (50.174)       (59.756)   (205.819)
  Other                                           (11.552)        (9.380)    (42.946)
  FINANCIAL RESULTS                               (61.151)       (21.332)    143.307
NON-OPERATING INCOME(LOSS), NET                    (1.609)           950      (2.161)
INCOME(LOSS) BEFORE TAXES                         (26.266)        20.352     280.761
  Social contribution and income tax               10.333        (10.752)   (103.834)
NET INCOME(LOSS) FOR THE PERIOD                   (15.933)         9.601     176.928
=====================================================================================
EBITDA                                             41.774         49.605     179.311
(+)Financial revenues                              31.198         23.335     121.210
(+)Non-operating income (loss), net                -1.609            950      -2.161
=Adjusted EBITDA                                   71.363         73.890     298.360
CAPITAL EXPENDITURE                                14.173         26.951      64.473
TOTAL DEBT                                      1.693.221      1.708.557   1.708.557
INTEREST ON LOANS AND FINANCING                    50.174         59.756     205.819
EBITDA margin                                       18,31%         18,19%      19,00%
EBITDA/Interest on loans and financing (x)            0,8            0,8         0,9
Adjusted EBITDA margin                              31,27%         27,10%      31,62%
Adjusted EBITDA/Interest on loans and financing       1,4            1,2         1,4
======================================================================================




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